NOTIFICATION OF LATE FILING

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             SEC File No.: 333-29295


(Check one):  [ ] Form 10-K   [  ] Form 20F  [  ] Form 11-K  [X] Form 10-Q
              [ ] Form N-SAR  [  ] Form N-CSR

                         For Period Ended: June 30, 2009

                       [  ]  Transition Report on Form 10-K
                       [  ]  Transition Report on Form 20-F
                       [  ]  Transition Report on Form 11-K
                       [  ]  Transition Report on Form 10-Q
                       [  ]  Transition Report on Form N-SAR

      For the Transition Period Ended: ___________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Retrospettiva, Inc.
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Full Name of Registrant


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Former Name if Applicable


112 West 9th Street, Suite 518
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Address of Principal Executive Office (Street and Number)


Los Angeles, CA 90015
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City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed.
(Check box if appropriate)

     [X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant could not review and complete its Quarterly Report on Form 10-Q without incurring unreasonable effort and expense in connection with accurately preparing and presenting all necessary disclosures.

PART IV - OTHER INFORMATION

     (1) Name and address of person to contact in regard to this notification:

         Borivoje Vukadinovic
         112 West 9th Street, Suite 518
         Los Angeles, CA 90015
         (213) 623-9216

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Retrospettiva, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 17, 2009            By: /s/ Borivoje Vukadinovic
                                      ------------------------
                                      President and Principal Executive Officer